August 25, 2006

Mail Stop 4561

By U.S. Mail and facsimile to (678)341-3771

Mr. Cecil A. Brooks
Chairman, President and Chief Executive Officer
Cornerstone Ministries Investments, Inc.
2450 Atlanta Highway, Suite 904
Cumming, Georgia 30040

Re: Cornerstone Ministries Investments, Inc.
Form 10-KSB and 10-KSB/A for the Fiscal Year Ended December 31, 2005
Filed March 28, 2006, and July 18, 2006
File No. 001-32165

Dear Mr. Brooks:

        We have reviewed your filing and have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB filed March 28, 2006, and Form 10-KSB/A filed July 18, 2006

Financial Statements, page F-1

1.   We note that the current year audit report of Berman Hopkins Wright & Laham,
        CPAs, LLP references the prior year audit opinions of your former auditor,
        however the prior year audit report is not included in the current year Form 10-
        KSB. Please file an amended Form 10-KSB on EDGAR which includes the
        report of your former auditor for the fiscal years ended December 31, 2004 and
        2003.

Exhibits

2.   In your amended filing, please include updated certifications per Item 601(b)(31)
        and (32) of Regulation S-B as Exhibits 31 and 32 to your Form 10-KSB/A.
        Please include these certifications as exhibits in future filings.

3.   We note your certifications are not stated exactly as set forth per Item 601(b)(31),
        as required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17
        CFR 240.15d-14(a)), as applicable. Please revise these certifications in your
        amended filing and in all future periodic filings to comply with the prescribed
        format, specifically, by refraining from including additional descriptive language
        in the second and third paragraphs of the certification.

* * * * *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a cover letter that keys your responses to
our comments and provides any requested information. Detailed cover letters greatly
facilitate our review. Please understand that we may have additional comments after
reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amanda Roberts, Staff Accountant, at (202)551-3417 or me at (202)551-3490 if you have questions.

Sincerely,

Donald A. Walker
Senior Assistant Chief Accountant

cc: Michael P. Marshall, Jr.
     Miller & Martin PLLC
     via fax, (404) 962-6342